UNITED STATES                                  OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION                 OMB Number:  3235-0058
     WASHINGTON,  D.C. 20549
                                                   Estimated average burden
          FORM 12b-25                               hours per response.....2.50

                                                          SEC FILE NUMBER
   NOTIFICATION OF LATE FILING                                0-18275



(CHECK ONE):/XX/ FORM 10-K / / Form 20-F/ / Form 11-K/  /Form 10-Q/ /Form N-SAR
                 ---------
           For period ended:      July 31, 1998
                             ------------------------
           [ ] Transition  Report on Form 10-K [ ]  Transition  Report on
           Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

           For the Transition Period ended:

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  READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
      Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant

                                ITEX CORPORATION
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Former Name if applicable

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Address of Principal Executive Office (STREET AND NUMBER)

                           10300 S.W. Greenburg Road,
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City, State and Zip Code

                               Portland, OR 97223
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PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or espense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or
[XX] transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATACH EXTRA SHEETS IF NEEDED)

The registrant is unable to timely file its Form 10-K for the fiscal year ended July 31, 1998 because of the fact that it appointed new certifying accountants on September 11, 1998 and, as indicated in the Exhibit hereto, those accountants have not had sufficient time to both familiarize themselves with the finances of the registrant and complete their audit and the report of the accountants with respect to such financial statements, on a timely basis. Since the audited financial statements are the heart of the Form 10-K, no portion of the required report can now be filed.

The registrant hereby represents that the reasons given above for the inability to file timely could not be eliminated by the registrant without unreasonable effort or expense. The Registrant is currently making every effort to file its Form 10-K within the extended due date. The accountant's statement required by Rule 12b-25(c) has been attached.

PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

       Joseph M. Morris                 303                    283-9722
------------------------------      ------------     ---------------------------
          (Name)                     (Area Code)          (Telephone Number)


(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                 [XX]Yes [  ] No
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(3)Is it anticipated  that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ]Yes [X ] No

   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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

                                ITEX CORPORATION

                --------------------------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  October 30, 1998                           By /s/  Joseph M. Morris
     ------------------                             ----------------------------
                                                    Joseph M. Morris
                                                    Title: Senior Vice President
                                                    and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with this form.

                               CRIMINAL ATTENTION
           INTENTIONAL MISSTATEMENTS OR OMISSSIONS OF FACT CONSTITUTE
                    FEDERAL VIOLATIONS (SEE 18 U.S.C. 1001).


                               GENERAL INFORMATION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the securities and Exchange
     Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public reord in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an emended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.